UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                         SCHEDULE 13G

         UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO.  )*


                SHAMAN PHARMACEUTICALS, INC.
                       (Name of Issuer)


                Common Stock, $.001 par value
                (Title of Class of Securities)


                         819319401
                       (CUSIP Number)

                     November 30, 1999
  (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP NO. 819319401                                   PAGE 2 OF 11 PAGES
- ------------------------------------------------------------------------- -
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Advantage Fund II Ltd.
- ------------------------------------------------------------------------- -
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)[ ]
                                                                  (B)[ ]

- ------------------------------------------------------------------------- -
    3   SEC USE ONLY

- ------------------------------------------------------------------------- -
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 British Virgin Islands
- ------------------------------------------------------------------------- -
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ---------------------------------------------------- -
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON                      6,678,635
        WITH:          ---------------------------------------------------- -
                         7  SOLE DISPOSITIVE POWER

                                     -0-
                       ---------------------------------------------------- -
                         8  SHARED DISPOSITIVE POWER

                                   6,678,635
- ------------------------------------------------------------------------- -
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,678,635
- ------------------------------------------------------------------------- -
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

- ------------------------------------------------------------------------- -
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 10.3%
- ------------------------------------------------------------------------- -
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 CO
- ------------------------------------------------------------------------- -
SCHEDULE 13G
CUSIP NO. 819319401                                   PAGE 3 OF 11 PAGES
- ------------------------------------------------------------------------- -
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Genesee Fund Limited - Portfolio B
- ------------------------------------------------------------------------- -
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)[ ]
                                                                  (B)[ ]

- ------------------------------------------------------------------------- -
    3   SEC USE ONLY

- ------------------------------------------------------------------------- -
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 British Virgin Islands
- ------------------------------------------------------------------------- -
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ---------------------------------------------------- -
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON                      415,050
        WITH:          ---------------------------------------------------- -
                         7  SOLE DISPOSITIVE POWER

                                     -0-
                       ---------------------------------------------------- -
                         8  SHARED DISPOSITIVE POWER

                                   415,050
- ------------------------------------------------------------------------- -
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  415,050
- ------------------------------------------------------------------------- -
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

- ------------------------------------------------------------------------- -
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 0.6%
- ------------------------------------------------------------------------- -
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 CO
- ------------------------------------------------------------------------- -

SCHEDULE 13G
CUSIP NO. 819319401                                   PAGE 4 OF 11 PAGES
- ------------------------------------------------------------------------- -
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Genesee International, Inc.
- ------------------------------------------------------------------------- -
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)[ ]
                                                                  (B)[ ]

- ------------------------------------------------------------------------- -
    3   SEC USE ONLY

- ------------------------------------------------------------------------- -
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
- ------------------------------------------------------------------------- -
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ---------------------------------------------------- -
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON                     7,093,685
        WITH:          ---------------------------------------------------- -
                         7  SOLE DISPOSITIVE POWER

                                     -0-
                       ---------------------------------------------------- -
                         8  SHARED DISPOSITIVE POWER

                                  7,093,685
- ------------------------------------------------------------------------- -
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 7,093,685
- ------------------------------------------------------------------------- -
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

- ------------------------------------------------------------------------- -
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 10.9%
- ------------------------------------------------------------------------- -
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 CO
- ------------------------------------------------------------------------- -
SCHEDULE 13G
CUSIP NO. 819319401                                   PAGE 5 OF 11 PAGES
- ------------------------------------------------------------------------- -
    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Donald R. Morken
- ------------------------------------------------------------------------- -
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)[ ]
                                                                  (B)[ ]

- ------------------------------------------------------------------------- -
    3   SEC USE ONLY

- ------------------------------------------------------------------------- -
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
- ------------------------------------------------------------------------- -
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ---------------------------------------------------- -
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON                     7,093,685
        WITH:          ---------------------------------------------------- -
                         7  SOLE DISPOSITIVE POWER

                                     -0-
                       ---------------------------------------------------- -
                         8  SHARED DISPOSITIVE POWER

                                  7,093,685
- ------------------------------------------------------------------------- -
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,093,685
- ------------------------------------------------------------------------- -
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

- ------------------------------------------------------------------------- -
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 10.9%
- ------------------------------------------------------------------------- -
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 IN
- ------------------------------------------------------------------------- -

SCHEDULE 13G
CUSIP NO. 819319401                                   PAGE 6 OF 11 PAGES

Item 1.           Name and Address of Issuer:

                  Shaman Pharmaceuticals, Inc.
                  213 East Grand Avenue
                  South San Francisco, California 94080-4812

Item 2.           (a)      Names of Persons Filing:

                           Advantage Fund II Ltd. ("Advantage")
                           Genesee Fund - Limited Portfolio B ("Genesee Fund") Genesee International, Inc. ("Genesee
                              International")
                           Donald R. Morken ("Mr. Morken")

                  (b)      Address of Principal Business Office:

                           Advantage:

                           c/o CITCO
                           Kaya Flamboyan 9
                           Curacao, Netherlands Antilles

                           Genesee Fund:

                           c/o CITCO
                           Kaya Flamboyan 9
                           Curacao, Netherlands Antilles

                           Genesee International:

                           CITCO Building
                           Wickhams Cay
                           P.O. Box 662
                           Road Town
                           Tortola, British Virgin Islands

                           Mr. Morken:

                           10500 N.E. 8th Street
                           Suite 1920
                           Bellevue, Washington  98004-4332

                   (c)     Place of Organization or Citizenship:

                           Advantage:  British Virgin Islands
                           Genesee Fund:  British Virgin Islands
                           Genesee International:  Delaware
                           Mr. Morken:  citizen of the United States

                   (d)     Title of Class of Securities:

                           Common Stock, $.001 par value

SCHEDULE 13G
CUSIP NO. 819319401                                   PAGE 7 OF 11 PAGES

                   (e)     CUSIP Number:

                           819319401


Item 3. This statement is filed pursuant to Rule 13d-1(c) by Advantage, Genesee Fund, Genesee International and Mr. Morken.


Item 4.           Ownership:

                  (a) Amount Beneficially Owned by Advantage, Genesee Fund, Genesee International and Mr. Morken:

                         Advantage:                6,678,635
                         Genesee Fund:               415,050
                         Genesee International:    7,093,685
                         Mr. Morken:               7,093,685

                  (b)    Percent of Class:

                         Advantage:                    10.3%
                         Genesee Fund:                  0.6%
                         Genesee International:        10.9%
                         Mr. Morken:                   10.9%

The Issuer advised Genesee International that
64,245,959 shares of Common Stock were outstanding as of November 30, 1999. This amount was used to determine the percentages of outstanding shares of Common Stock reported in this statement.

                  (c)    Number of Shares as to which the Person has:

                         (i)     sole power to vote or to direct
                                 the vote

                         Advantage:                -0-
                         Genesee Fund:             -0-
                         Genesee International:    -0-
                         Mr. Morken:               -0-

                         (ii)    shared power to vote or to
                                 direct the vote

                         Advantage:              6,678,635
                         Genesee Fund:             415,050
                         Genesee International:  7,093,685
                         Mr. Morken:             7,093,685


SCHEDULE 13G
CUSIP NO. 819319401                                   PAGE 8 OF 11 PAGES

                         (iii)   sole power to dispose or to
                                 direct the disposition of

                         Advantage:                -0-
                         Genesee Fund:             -0-
                         Genesee International:    -0-
                         Mr. Morken:               -0-


                         (iv)    shared power to dispose or to
                                 direct the disposition of

                         Advantage:              6,678,635
                         Genesee Fund:             415,050
                         Genesee International:  7,093,685
                         Mr. Morken:             7,093,685

The shares of Common Stock reported above in this Item 4 as beneficially owned by the reporting persons consist of (i) shares owned directly by Advantage and (ii) shares issuable to Advantage and Genesee Fund upon the exercise of certain warrants of the Issuer (the "Warrants") to purchase shares of Series R Convertible Preferred Stock of the Issuer (the "Series R Preferred Stock"), which shares are in turn convertible into shares of Common Stock, in each case as of the close of business on November 30, 1999. Prior to the close of business on November 30, 1999, Advantage sold an aggregate of 4,265,000 shares of Common Stock. If such sale was not taken into account in determining the number of shares of Common Stock reported above in this Item 4, the amount of shares beneficially owned and the percent of class represented thereby for each of the reporting persons would be as follows:

                                           No. of Shares    Percent of Class
                  Advantage:                 10,943,635          16.9%
                  Genesee Fund:                 415,050           0.6%
                  Genesee International:     11,358,685          17.5%
                  Mr. Morken:                11,358,685          17.5%

In accordance with the terms of the Series R Preferred Stock, if Advantage and Genesee Fund exercise their Warrants they may be entitled to receive additional shares of Common Stock when the Series R Preferred Stock first becomes convertible, and is automatically converted, into shares of Common Stock on February 1, 2000.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable

SCHEDULE 13G
CUSIP NO. 819319401                                   PAGE 9 OF 11 PAGES


Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                  Not applicable


Item 8.           Identification and Classification of Members of the Group:

                  Not applicable


Item 9.           Notice of Dissolution of Group:

                  Not applicable


Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Exhibits:

     1. Joint Filing Agreement, dated as of December 10, 1999, among Advantage, Genesee Fund, Genesee International and Mr. Morken.

SCHEDULE 13G
CUSIP NO. 819319401                                   PAGE 10 OF 11 PAGES

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                ADVANTAGE FUND II LTD.

                                By:  Genesee International, Inc.,
                                       as General Manager



                                     By:  /s/ Donald R. Morken
                                          ---------------------------
                                     Name:  Donald R. Morken
                                     Title:  President
Dated:  December 10, 1999


                                GENESEE FUND LIMITED - PORTFOLIO B

                                By:  Genesee International, Inc.,
                                       as General Manager



                                     By:  /s/ Donald R. Morken
                                          ---------------------------
                                     Name: Donald R. Morken
                                     Title:  President
Dated:  December 10, 1999


                                GENESEE INTERNATIONAL, INC.



                                     By:  /s/ Donald R. Morken
                                          ---------------------------
                                Name: Donald R. Morken
                                Title:  President
Dated:  December 10, 1999



                                    /s/ Donald R. Morken
                                ---------------------------
                                     Donald R. Morken
Dated:  December 10, 1999

SCHEDULE 13G
CUSIP NO. 819319401                                   PAGE 11 OF 11 PAGES
                                                            Exhibit 1
                                                            ---------

                             JOINT FILING AGREEMENT
                             ----------------------

          This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership of the undersigned of shares of Common Stock, $.001 par value, of Shaman Pharmaceuticals, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  as of December 10, 1999

                                ADVANTAGE FUND II LTD.

                                By:  Genesee International, Inc.,
                                       as General Manager



                                     By:  /s/ Donald R. Morken
                                          ---------------------------
                                     Name:  Donald R. Morken
                                     Title:  President


                                GENESEE FUND LIMITED - PORTFOLIO B

                                By:  Genesee International, Inc.,
                                       as General Manager



                                     By:  /s/ Donald R. Morken
                                          ---------------------------
                                     Name:  Donald R. Morken
                                     Title:  President


                                GENESEE INTERNATIONAL, INC.



                                     By:  /s/ Donald R. Morken
                                          ---------------------------
                                Name: Donald R. Morken
                                Title:  President



                                    /s/ Donald R. Morken
                                ---------------------------
                                     Donald R. Morken